October 14, 2010	News Release 10-28

SNOWFIELD DRILLING CONCLUDES FOR 2010, GOLD ZONE STILL OPEN

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that all results from 17,976 meters of diamond drilling at the Snowfield Project have now been received. The 2010 program was successful in expanding known mineralization to the south and southeast. Most of the newly defined mineralization is in areas previously classified as waste in the Preliminary Assessment announced in September 2010 (see news release dated September 13, 2010). The wholly-owned Snowfield Project is located 65 kilometers north of the town of Stewart in British Columbia, Canada.

The last four holes outstanding from the 2010 program (MZ-116 through MZ-119) were all drilled in the southeast extension of copper-dominant mineralization. Table 1 includes the results from these four holes as well as previously reported holes that together define the zone. A highlight of the new holes included:

•	MZ-116 intersected 83 meters from surface averaging 1.45 grams of gold per tonne and 0.44% copper. The hole ended in mineralization.

Previously reported holes included:

•	MZ-90 intersected 285 meters averaging 0.46 grams of gold per tonne and 0.28% copper; and,

•	MZ-111 intersected 109 meters from surface averaging 0.72 grams of gold per tonne and 0.50% copper, including 48 meters averaging 1.09 grams of gold per tonne and 0.91% copper.

The copper grades encountered in the southeast extension are generally much higher than those reported in the Snowfield Zone mineral resource update contained in the September 2010 Preliminary Assessment for the combined Snowfield and Brucejack Projects. In the mineral resource update, measured and indicated mineral resources totaled 1,095.3 million tonnes averaging 0.63 grams of gold per tonne and 0.11% copper, and inferred mineral resources of 847.2 million tonnes averaging 0.40 grams of gold per tonne and 0.07% copper. See the Technical Report and Preliminary Assessment of the Snowfield-Brucejack Project effective September 10, 2010 and the news release dated September 13, 2010.  This mineral resource update does not include results from the 2010 program.

The 2010 Snowfield Project exploration program was part of a completed 51,100 meter program of infill and step-out drilling on the combined Snowfield and Brucejack Projects. A new resource estimate that includes the 2010 drill results is anticipated in the first half of 2011.

The locations of this season’s drilling relative to the previously defined mineralization can be found in the Project section of our web site under “Snowfield”.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person responsible for Silver Standard’s exploration programs.

Silver Standard Resources Inc. is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, the estimation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, and costs and timing of development of new deposits. Such risks and uncertainties include, but are not limited to, the timing to complete drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits or land use agreements in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)

Table 1: Selected Snowfield Zone Drill Results(1) – October 2010

Hole Number	From (meters)	To (meters)	Interval (meters)	Gold Grade (grams/tonne)	Copper Grade (%)	Comments
MZ-90(2)	85.0	370.0	285.0	0.46	0.28	Eastern Step-out
incl.	241.0	272.5	31.5	0.67	0.77
MZ-104(2)	153.0	222.0	69.0	0.48	0.27	Eastern Step-out
MZ-105(2)	1.5	114.0	112.5	0.35	0.30	Eastern Step-out
incl.	22.5	57.0	34.5	0.66	0.46
MZ-111(2)	26.5	135.5	109.0	0.72	0.50	Eastern Step-out
incl.	82.0	129.5	47.5	1.09	0.91
	171.5	248.0	76.5	0.18	0.15
MZ-116(3)	2.4	85.0	82.6	1.45	0.44	Eastern Step-out
	170.5	306.6	136.1	0.17	0.19	End of hole
MZ-117	1.4	145.5	144.1	0.41	0.16	Eastern Step-out
	206.0	240.5	34.5	0.44	0.13
MZ-118	2.5	34.0	31.5	0.22	0.12	Eastern Step-out
	94.0	113.5	19.5	0.29	0.15
	137.5	172.0	34.5	0.49	0.09
MZ-119	19.0	45.5	26.5	0.13	0.12	Eastern Step-out
	70.0	156.0	86.0	0.05	0.15
	197.0	284.0	87.0	0.33	0.18

(1) True thickness to be determined. (2)Previously reported. (3)Ended in mineralization. Kenneth C. McNaughton, M.A.Sc., P.Eng., and Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield Project exploration program and has verified and supervised the preparation of the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-acid digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade ICP-AES finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter core assayed at ALS Chemex in Vancouver, B.C.